SUBORDINATED
DEBT
OFFERING
OCTOBER
26, 2016
ENTERPRISE
FINANCIAL
SERVICES
CORP
NASDAQ: EFSC
Filed pursuant to Rule 433
Issuer Free-Writing Prospectus dated October 26, 2016
Relating to Preliminary Prospectus Supplement dated October 26, 2016
Registration Number 333-197878
Filed pursuant to Rule 433
Issuer Free-Writing Prospectus dated October 26, 2016
Relating to Preliminary Prospectus Supplement dated October 26, 2016
Registration Number 333-197818

Forward-Looking Statements Readers should note that, in addition to the historical information contained herein, this presentation contains "forward-looking statements" within the meaning of, and intended to be covered by, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements about the Company's plans, expectations, and projections of future financial and operating results, as well as statements regarding the Company's plans, objectives, expectations or consequences of announced transactions (including the Company's announced, pending merger with Jefferson County Bancshares, Inc.). The Company uses words such as "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "could," "continue," "anticipate," and “intend”, and variations of such words and similar expressions, in this communication to identify such forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from those contemplated from such statements. Factors that could cause or contribute to such differences include, but are not limited to, the Company's ability to efficiently integrate acquisitions into its operations, retain the customers of these businesses and grow the acquired operations, credit risk, changes in the appraised valuation of real estate securing impaired loans, outcomes of litigation and other contingencies, exposure to general and local economic conditions, risks associated with rapid increases or decreases in prevailing interest rates, consolidation in the banking industry, competition from banks and other financial institutions, the Company's ability to attract and retain relationship officers and other key personnel, burdens imposed by federal and state regulation, changes in regulatory requirements, changes in accounting regulation or standards applicable to banks, as well as other risk factors described in the Company's 2015 Annual Report on Form 10-K and other reports filed with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them in light of new information or future events unless required under the federal securities laws. Safe Harbor Statement

Table of Contents Objectives and Overview Financial Overview Loan Portfolio and Asset Quality Liquidity and Funding Capital Overview Pro Forma Interest Coverage and Capital Ratios Summary

Objectives and Overview

Issuer: Enterprise Financial Services Corp (NASDAQ: EFSC) Security: [ ]% Fixed-to- Floating Rate Subordinated Notes Rating: BBB by Kroll Bond Rating Agency A rating reflects only the view of the rating agency, and is not a recommendation to buy, sell or hold the Subordinated Notes. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change Term: 10 years Call Provision: Non-call 5 years Covenants: Consistent with regulatory requirements for Tier 2 Capital Use of Proceeds: General corporate purposes, which may include refinancing, reduction or repayment of debt; investments in the bank as regulatory capital and in our other subsidiaries; financing of possible acquisitions, including funding the cash portion of the consideration to be paid in the acquisition of Jefferson County Bancshares, Inc. Sole Underwriter: Sandler O’Neill + Partners, L.P. Terms of the Proposed Offering

Company Snapshot Enterprise Bank $3.9 Billion In Total Assets Enterprise trust $1.5 Billion In Assets Under Administration Established in 1988 Headquartered in St. Louis, MO Concentrated on Private Businesses and Owner Families Relationship Driven Attract Top Talent in Markets Product Breadth Banking Trust & Wealth Management Treasury Management Proven Ability to Grow Commercial and Industrial “C&I” Loans Strong Balance Sheet with Attractive Risk Profile FOCUSED BUSINESS MODEL: Operates in MSAs St. Louis Kansas City Phoenix Source: Company documents; FDIC Data

Source: Company Documents Management Profiles

Additional Growth Opportunities Excludes specialized lending products Pro forma for the recently announced acquisition of Jefferson County Bancshares, Inc. Excludes bank subsidiary of Stifel Nicolaus Source: Company documents $2.2 billion in loans $3.1 billion in deposits 4th ranked in deposit market share Largest publicly held bank in St. Louis $586 million in loans $693 million in deposits Entered market in 2000 Similarity to st.louis’ stable and diverse economic profile $218 million in loans $100 million in deposits Entered market in 2009 Rebounding economy with strong growth potential; twelfth largest metro area in the nation (1) (3) (2) St. Louis, MO Kansas City, MO-KS Phoenix, AZ (2) (2) EFSC ( 6 branches) Jefferson County Bancshares, Inc. (17 branches) EFSC (8 branches) EFSC (2 branches)

St. Louis, MO Kansas City, MO-KS Phoenix-Mesa-Scottsdale, AZ Deposit Market Share Banking offices and deposit market share pro forma for the recently announced acquisition of Jefferson County Bancshares, Inc. Source: SNL Financial; deposit market share data as of June 30, 2016 (1)

Key Metrics Net income of $12 million for the three months ended September 30, 2016, a year over year increase of 22% ROAA of 1.23% for the three months ended September 30, 2016, up from 1.13% for the three months ended September 30, 2015 ROAE of 12.46% for the three months ended September 30, 2016, up from 11.38% for the three months ended September 30, 2015 Pre-tax, pre-provision income increased 35% year over year to $20 million efficiency ratio of 51.0% for the three months ended September 30, 2016, down from 57.4% for the three months ended September 30, 2015 Diluted Earnings per Share of $0.59 for the three months ended September 30, 2016, up from $0.48 for the three months ended September 30, 2015 Core FTE Net Interest Margin* of 3.54% for the three months ended September 30, 2016, up from 3.41% for the three months ended September 30, 2015 Third Quarter 2016 Financial Highlights * A non-GAAP measure or measures. Refer to appendix for discussion and reconciliation Source: Company documents

Third Quarter 2016 Financial Highlights Source: Company documents and SNL Financial Balance Sheet/ Portfolio Quality Total Portfolio loans of $3 billion, a year over year increase of 17% Total year over year non-interest bearing deposit growth of 10% Non-performing assets of 0.59% of total assets Net charge-offs of 0.14% to average loans, annualized Capital Tier 1 Leverage Ratio of 10.58% Tier 1 Capital Ratio of 10.82% Total Risk Based Capital Ratio of 12.01% Book Value per share of $19.07 and tangible book value per share of $17.43 Announced the acquisition of Jefferson County Bancshares, Inc. on October 11, 2016 Approximately $935 million in assets and 17 branches in the greater St. Louis metropolitan market

Financial Overview

2011 2012 2013 2014 2015 2016 YTD Consolidated Summary of Financial Information * A non-GAAP measure or measures. Refer to appendix for discussion and reconciliation Source: Company documents

In millions 3% 5-Year CAGR YoY Growth: 20.6% (1.5)% (4.7)% 3.4% 10.1% 11.2% Source: Company documents Total Assets

10% 5-Year CAGR YoY Growth: 7.4% 11.0% 1.5% 13.9% 13.0% 16.7% Source: Company documents Total Portfolio Loans In millions

18% 5-Year CAGR YoY Growth: 28.5% 26.2% 8.2% 21.3% 17.4% 17.1% Source: Company documents Total C&I Loans In millions

Tax Credit Programs. $149 Million in Loans Outstanding Related to Federal New Markets, Historic and Missouri Affordable Housing Tax Credits. $183 Million in Federal & State New Markets Tax Credits Awarded To Date Total Portfolio Loans Specialized Market Segments have Grown to 28% of Total Portfolio Loans, Offering Competitive Advantages, Risk Adjusted Pricing and Fee Income Opportunities Expectations for Future Growth Include Continued Focus in these Specialized Market Segments Focused Loan Growth Strategies Source: Company documents 9/30/2016 Enterprise Value Lending. $395 Million in M&A Related Loans Outstanding, Partnering with PE Firms Life Insurance Premium Financing. $299 Million in Loans Outstanding Related to High Net Worth Estate Planning

Sept 30, 2015 – Sept 30, 2016 Drivers of Loan Growth $436 Million Tax Credits 0.9% General Commercial & Industrial 15.3% Commercial / Construction RE 32.8% Enterprise Value Lending 25.7% Residential RE 10.3% Consumer & Other 3.3% Life Insurance Premium Finance 11.7% Source: Company documents

In millions YoY Growth: 21.5% (4.7)% (4.7)% (1.7)% 11.8% 11.0% Core deposits equal Total Deposits - (Time Deposits > $100,000 ) Source: Company Documents Total Deposits

* A non-GAAP measure or measures. Refer to appendix for discussion and reconciliation Source: Company documents Net Interest Margin

FY 2015 Q3 2016 * A non-GAAP measure or measures. Refer to appendix for discussion and reconciliation Source: Company documents Non Interest Income Reconciliation

* A non-GAAP measure or measures. Refer to appendix for discussion and reconciliation Source: Company documents Non Interest Expense In millions

Loan Portfolio and Asset Quality

Specialized Lending (National Platform) St. Louis Phoenix Kansas City Loans by Geography Concentrations by Loan Classification Commercial & Industrial Commercial Real Estate Construction Real Estate Residential Real Estate Consumer Loan Composition as of September 30, 2016 ($3.1 Billion) Source: Company documents; Financial Data as of September 30, 2016 Asset Diversification PCI

Allowance Coverage In thousands Source: Company documents; Financial Data as of September 30, 2016 Note: Amounts and ratios exclude PCI loans and other assets previously covered under FDIC loss share agreements, except for their inclusion in Total Assets

Source: Company documents; Financial Data as of September 30, 2016 Note: Amounts and ratios exclude PCI loans and other assets previously covered under FDIC loss share agreements, except for their inclusion in Total Assets Asset Quality – Non-Performing Assets In thousands

Source: Company documents; Financial Data as of September 30, 2016 Asset Quality – Net Charge-offs In thousands

Liquidity and Funding

Source: Company documents Interest- Bearing Money Market & Savings Non-Interest Bearing Deposit Composition ($3.1 Billion) Time Deposits < $100k Time Deposits > $100k Brokered TD Cost of Paying Liabilities Deposit Mix

Source: Company documents Investment Portfolio as of September 30, 2016 ($521 Million) Agency CMOs MBS Pools Agency MBS Municipals Overall Duration of Portfolio of 3 Years Liquidity

Source: Company documents Variance in Projected Net Interest Income (NII) vs. Projected NII under Flat Rates as of September 30, 2016 Interest Rate Risk – Earnings at Risk

Capital Overview

TCE/TA* Tier 1 Leverage Ratio Tier 1 Capital Ratio* Total Risk-Based Capital Ratio* Capital * A non-GAAP measure or measures. Refer to appendix for discussion and reconciliation Source: Company documents

Source: Company documents ADC Loans as a Percentage of Risk Based Capital CRE Concentration Guidelines CRE Loans ( Construction & Perm) as a Percentage of Risk Based Capital

Pro Forma Interest Coverage and Capital Ratios

Results after the merger with Jefferson County Bancshares, Inc. may be materially different from those shown in the unaudited pro forma combined financial information included in this presentation, which is determined by a combination of historical results of the Company and JCB and assumptions by Company’s management. The unaudited pro forma combined financial information is presented for illustrative purposes only. The unaudited pro forma combined financial information contained in this presentation does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the periods presented and had the impact of possible revenue enhancements and expense efficiencies, among other factors, been considered. Any potential decline in the combined company’s financial condition or results of operations may have an adverse impact on our financial ratings, our earnings, the Bank’s ability to pay dividends to the Company and our ability to pay interest on the Subordinated Notes. Pro Forma Disclosure

Pro forma capital ratios assume the Jefferson County acquisition closed on September 30, 2016 (actual closing expected to occur in Q1 2017), and assumes a $35.0 million gross subordinated note offering, with an underwriting discount of 1.50%, and offering costs of $375,000 ; Capital ratios assume a 20% risk-weighting on net proceeds Source: Company documents Pro Forma Capital EFSC Stand-alone September 30, 2016 September 30 , 2016 pro forma for Jefferson County acquisition and subordinated note offering (1) Capital Ratio Impact (1)

Financial data pro forma for EFSC 9/30 financials and subsequent note offering “Interest Coverage” calculation assumes a $35 million gross subordinated note offering with 5.00% initial coupon Financial data Pro Forma for the recently announced acquisition of Jefferson County Bancshares, Inc. and subsequent note offering Source: Company documents Pro Forma Interest Coverage (3) (2) (3) (1) (3)

Summary

Highly Focused, Proven Business Model Strong Track Record of Commercial Loan Growth Differentiated Competitive Lending Expertise Replicating St. Louis Model in Kansas City and Phoenix Demonstrated Progress Toward Increased Returns and Enhancing Shareholder Value Enterprise Financial Services Corp

64% Floating Rate Loans, with Three-Year Average Duration High-quality, Cash-flowing Securities Portfolio with Three Year Average Duration 24% DDA to Total Deposits 9.0% Tangible Common Equity/Tangible Assets Source: Company documents Balance Sheet Positioned for Growth

Appendix

Source: SNL Financial No. of Branches Deposits in Market ($000) Market Rank Deposit Market Share (%) Population Change 2016-2021 (%) HH Income 2016 ($) HH Income Change 2016-2021 (%) Market Demographics

Source: SNL Financial Directors and Executive Officers as a group control 5% of the outstanding shares in aggregate (19 Different Stakeholders) Outside Shareholders own approximately 25% of the company Institutional investors own 70% of the outstanding shares No shareholder owns more than 10% of the outstanding shares Outside Shareholders Directors & Executive Officers Institutional Shareholders Ownership Profile

The Company's accounting and reporting policies conform to generally accepted accounting principles in the United States (“GAAP”) and the prevailing practices in the banking industry. However, the Company provides other financial measures, such as Core net income margin and other Core performance measures, in this presentation that are considered “non-GAAP financial measures.” Generally, a non-GAAP financial measure is a numerical measure of a company's financial performance, financial position or cash flows that exclude (or include) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP. The Company considers its Core performance measures presented in presentation as important measures of financial performance, even though they are non-GAAP measures, as they provide supplemental information by which to evaluate the impact of PCI loans and related income and expenses, the impact of nonrecurring items, and the Company's operating performance on an ongoing basis. Core performance measures include contractual interest on PCI loans but exclude incremental accretion on these loans. Core performance measures also exclude the Change in FDIC receivable, Gain or loss of other real estate from PCI loans and expenses directly related to the PCI loans and other assets formerly covered under FDIC loss share agreements. Core performance measures also exclude certain other income and expense items, such as executive separation costs, merger related expenses and the gain or loss on sale of investment securities, the Company believes to be not indicative of or useful to measure the Company's operating performance on an ongoing basis. The tables on the following pages contain a reconciliation of these Core performance measures to the GAAP measures. The Company believes these non-GAAP measures and ratios, when taken together with the corresponding GAAP measures and ratios, provide meaningful supplemental information regarding the Company's performance and capital strength. The Company's management uses, and believes that investors benefit from referring to, these non-GAAP measures and ratios in assessing the Company's operating results and related trends and when forecasting future periods. However, these non-GAAP measures and ratios should be considered in addition to, and not as a substitute for or preferable to, ratios prepared in accordance with GAAP. In the tables below, the Company has provided a reconciliation of, where applicable, the most comparable GAAP financial measures and ratios to the non-GAAP financial measures and ratios, or a reconciliation of the non-GAAP calculation of the financial measure for the periods indicated. USE OF NON-GAAP FINANCIAL MEASURES

Source: Company documents RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands)	Pro Forma for Jefferson and Debt Issuance 9/30/2016 (1)	9/30/2016	6/30/2016	3/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
REGULATORY CAPITAL TO RISK-WEIGHTED ASSETS									
Total shareholders' equity	$ 488,232	$ 381,098	$ 371,629	$ 359,384	$ 350,829	$ 316,241	$ 279,705	$ 235,745	$ 239,565
Less: Goodwill	84,147	30,334	30,334	30,334	30,334	30,334	30,334	30,334	30,334
Less: Intangible assets, net of deferred tax liabilities (2)	10,070	873	958	1,048	759	4,164	5,418	7,406	9,285
Less: Unrealized gains (losses)	4,668	4,668	5,517	3,929	218	1,681	(4,380)	7,790	3,602
Less: Preferred stock	-	-	-	-	-	-	-	-	33,293
Plus: Other (2)	24	24	23	23	35	59	57	55	57
Common equity tier 1 capital (3)	389,371	345,247	334,843	324,096	319,553	280,121	248,390	190,270	163,108
Plus: Qualifying trust preferred securities	68,486	55,100	55,100	55,100	55,100	55,100	60,100	78,600	79,874
Plus: Preferred stock	-	-	-	-	-	-	-	-	33,293
Plus: Other (2)	35	35	35	35	23	-	-	-	-
Tier 1 capital	457,892	400,382	389,978	379,231	374,676	335,221	308,490	268,870	276,275
Plus: Tier 2 capital	79,006	44,006	44,124	44,017	43,691	34,647	30,943	35,081	30,721
Total risk-based capital	$ 536,898	$ 444,388	$ 434,102	$ 423,248	$ 418,367	$ 369,868	$ 339,433	$ 303,951	$ 306,996
Total risk-weighted assets determined in accordance with prescribed regulatory requirements	4,350,410	3,699,757	3,570,437	3,521,433	3,530,521	2,760,729	2,463,605	2,471,668	2,227,958
Common equity tier 1 capital to risk-weighted assets	8.95%	9.33%	9.38%	9.20%	9.05%	10.15%	10.08%	7.70%	7.32%
Tier 1 capital to risk-weighted assets	10.53%	10.82%	10.92%	10.77%	10.61%	12.14%	12.52%	10.88%	12.40%
Total risk-based capital to risk-weighted assets	12.34%	12.01%	12.16%	12.02%	11.85%	13.40%	13.78%	12.30%	13.78%

(1) Pro forma capital ratios assume the Jefferson County acquisition closed on September 30, 2016 (actual closing expected to occur in Q1 2017), and assumes a $35.0 million gross subordinated note offering, with an underwriting discount of 1.50%, and offering costs of $375,000; Capital ratios assume a 20% risk-weighting on net proceeds

(2) Beginning January 1, 2015, the implementation of revised regulatory capital guidelines under Basel III has resulted in differences in these items when compared to prior periods.

(3) Not a required regulatory ratio until January 1, 2015.

(in thousands)	Pro Forma for Jefferson and Debt Issuance 9/30/2016 (1)	9/30/2016	6/30/2016	3/31/2016	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
SHAREHOLDERS' EQUITY TO TANGIBLE COMMON EQUITY AND TOTAL ASSETS TO TANGIBLE ASSETS									
Total shareholders' equity	488,232	381,098	371,629	359,384	350,829	316,241	279,705	235,745	239,565
Less: Preferred stock	-	-	-	-	-	-	-	-	33,293
Less: Goodwill	84,147	30,334	30,334	30,334	30,334	30,334	30,334	30,334	30,334
Less: Intangible assets	11,553	2,357	2,589	2,832	3,075	4,164	5,418	7,406	9,285
Tangible common equity	$ 392,532	$ 348,407	$ 338,706	$ 326,218	$ 317,420	$ 281,743	$ 243,953	$ 198,005	$ 166,653
Total assets	4,888,987	3,909,644	3,761,665	3,709,905	3,608,483	3,277,003	3,170,197	3,325,786	3,377,779
Less: Goodwill	84,147	30,334	30,334	30,334	30,334	30,334	30,334	30,334	30,334
Less: Intangible assets	11,553	2,357	2,589	2,832	3,075	4,164	5,418	7,406	9,285
Tangible assets	$ 4,793,287	$ 3,876,953	$ 3,728,742	$ 3,676,739	$ 3,575,074	$ 3,242,505	$ 3,134,445	$ 3,288,046	$ 3,338,160
Tangible common equity to tangible assets	8.19%	8.99%	9.08%	8.87%	8.88%	8.69%	7.78%	6.02%	4.99%

SOURCE: COMPANY DOCUMENTS

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